  Exhibit 99.1

High Tide Opens New Canna Cabana Store in Former Kiaro Location

This New Store is the Second Canna Cabana Location to Open in Saskatoon

CALGARY, AB, Nov. 28, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 20th Street West, Saskatoon, Saskatchewan will begin selling recreational cannabis products and consumption accessories for adult use today. This opening will mark High Tide's 158th Canna Cabana branded retail cannabis location in Canada, the 11th in the province of Saskatchewan and the 2nd in Saskatoon.

This Canna Cabana location is situated within the downtown community of Riversdale, one of the three original settlements of Saskatoon. As in other cities, this older neighbourhood has been undergoing a transformation since 2009, welcoming many new businesses and shoppers. Right off a major thoroughfare through Saskatoon, this store is just a few blocks from Midtown Common, a bustling shopping plaza with major big-name retail brands and a movie theatre. Saskatoon is the largest city in Saskatchewan, with a population of over 250,000, and Riversdale is a brand-new market for Canna Cabana.

"This exciting new Canna Cabana is opening in the former location of Kiaro Cannabis, a prime retail storefront. Following on the heels of our recent announcement of Canna Cabana opening in a former Fire & Flower location in Calgary, this store is another excellent example of how we are capitalizing on saving build-out costs by targeting prime pre-existing cannabis retail locations for our new stores. In this hypercompetitive Canadian cannabis landscape, I have said that every dollar counts and these opportunities expand our footprint at a much lower cost," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Riversdale is the neighbourhood closest to the downtown core and features many shops, restaurants and other businesses that will draw new customers, ELITE and Cabana Club members into our newest Cabana. Saskatchewan is also the most cannabis-friendly business province where our innovative discount club model has the greatest opportunity to service our new and existing loyal club members by providing them with a unique and compelling variety of products at unbeatable prices, as we are able to work directly with licensed producers to bring in a variety of differentiated products to meet our customer's evolving demands. We anticipate opening a few more locations before the end of this calendar year. So, stay tuned," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 158 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, and our commitment to opening future stores in prime power centre locations and the expansion of our discount club model. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 28-NOV-23